						Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Year Ended December 31
		2016	2015	2014	2013	2012

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on disposition, net of tax (1)	$120,662	$138,142	$111,833	$140,312	$114,287

	Add back:
	Fixed charges	113,016	98,334	123,223	152,438	152,517
	Amortization of previously capitalized interest	2,894	2,146	3,121	4,438	4,427
	Distributed income of Unconsolidated Joint Ventures (2)	69,701	56,226	62,002	49,389	48,494

	Deduct:
	Capitalized interest	(21,864)	(31,112)	(27,255)	(16,385)	(3,594)

	Earnings available for fixed charges and preferred dividends	$284,409	$263,736	$272,924	$330,192	$316,131

	Fixed charges:
	Interest expense	$86,285	$63,041	$90,803	$130,023	$142,616
	Capitalized interest	21,864	31,112	27,255	16,385	3,594
	Interest portion of rent expense	4,867	4,181	5,165	6,030	6,307

	Total fixed charges	$113,016	$98,334	$123,223	$152,438	$152,517

	Preferred dividends (3)	23,138	23,138	23,138	20,933	21,051

	Total fixed charges and preferred dividends	$136,154	$121,472	$146,361	$173,371	$173,568

	Ratio of earnings to fixed charges and preferred dividends (1)	2.1	2.2	1.9	1.9	1.8

(1)
In 2014, the Company early adopted Accounting Standards Update (ASU) No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". The operations of the centers sold to Starwood and the gain on disposition are included in continuing operations pursuant to the application of ASU No. 2014-08. In 2014, the gain on dispositions, net of tax, of $1.1 billion, which includes the gain on the sale of seven centers to Starwood and the gain on dispositions of interests in International Plaza, Arizona Mills, and land in Syosset, New York related to the former Oyster Bay project, has been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends. In 2015, the adjustment of $0.4 million that was made to reduce the tax recognized as a result of the sale of International Plaza has also been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends.

(2)
Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2015 includes an $11.8 million impairment charge which represents the Company's previously capitalized costs related to the pre-development of the Miami Worldcenter enclosed mall project.

(3)
In September 2012, the Company redeemed its 8% Series G Preferred Stock and its 7.625% Series H Preferred Stock. As a result of these redemptions, the Company recognized a charge of $6.4 million, which represents the difference between the carrying values and the redemption prices of the Series G & H Preferred Stock. This charge is included in preferred dividends for the year ended December 31, 2012.